AMERICAN INDEPENDENCE FUNDS TRUST

335 Madison Avenue, Mezzanine

New York, NY 10017

646-747-3475

                                                                                                                        March 10, 2010

Mr. Keith O’Connell

U.S. Securities and Exchange Commission

Division of Investment Management

450 Fifth Street, NW

Mail Stop 05-05

Washington, DC  20549

RE:       Request to Withdraw Registration Statement on

                        SEC File Numbers: 333-154301/811-22246

Dear Mr. O’Connell:

On October 15, 2008, American Independence Financial Solutions Funds Trust (the “Registrant”) filed a Registration Statement on Form N-2 (File Number 333-154301/811-22246) with the Securities & Exchange Commission (the “Commission).  Due to a change in its business plan, the Registrant has decided to withdraw its Registration Statement.

Pursuant to Rule 477(a) promulgated under the Securities Act of 1933, as amended (the "Securities Act"), the Registrant hereby requests the withdrawal of its registration statement on Form N-2 (File No.  333-154301 – Accession No. 00013244443-08-00080).

The Registrant confirms that no securities have been or will be distributed, issued or sold pursuant to the prospectus contained therein. Furthermore, there was no circulation of preliminary prospectuses in connection with the proposed transaction and the filing was not declared effective by the Commission.

It is our understanding that this application for withdrawal of the Post-Effective Amendment will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Registrant receives a notice from the Commission that this application will not be granted.

Yours truly,

AMERICAN INDEPENDENCE FINANCIAL SOLUTIONS FUNDS TRUST

/s/ Eric M Rubin

Eric M Rubin

Executive Vice President